UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AdCare Health Systems, Inc.

(Name of Subject Company (Issuer))

Brogdon Family, LLC

(Offeror)

Christopher F. Brogdon

(Managing Member of Offeror)

Common Stock, no par value

(Title of Class of Securities)

00650W300

(CUSIP Number of Class of Securities)

Copies to:
Christopher F. Brogdon	William T. Watts, Jr.
Manager, Brogdon Family, LLC	FisherBroyles, LLP
Two Buckhead Plaza	1200 Abernathy Road, Building 600
3050 Peachtree Road NW, Suite 355	Northpark Town Center, Suite 1700
Atlanta, Georgia 30305	Atlanta, Georgia 30328
(770) 464-9323

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable
Form or Registration No:	Not applicable
Filing party:	Not applicable
Date filed:	Not applicable

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of a planned tender offer.

On October 23, 2013, the Brogdon Family, LLC, a Georgia limited liability company, or its affiliates (“Purchaser”) announced that it is cancelling its planned tender offer to acquire the common stock of AdCare Health Systems, Inc. (the “Company”) effective immediately. The tender offer described below and in the attached exhibit was never commenced. The managing member of Purchaser is Christopher F. Brogdon.

The Purchaser had previously announced that it planned, subject to certain conditions, including to obtaining of necessary financing, to acquire at least a 55% majority interest, and up to 75% of the outstanding common stock on a fully-diluted basis, of the Company..

The description contained therein is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company.

Item 12. Exhibits

Exhibit Number	Description of Exhibit

99.1	Press Release dated October 23, 2013 issued by Brogdon Family, LLC

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROGDON FAMILY, LLC

By: /s/ Christopher F. Brogdon, Manager
(Signature)

Christopher F. Brogdon
Manager

/s/ Christopher F. Brogdon
(Signature)

Christopher F. Brogdon

October 23, 2013

Exhibit Index

Exhibit Number	Description of Exhibit

99.1	Press Release dated April 30, 2013 issued by Brogdon Family, LLC